The following risk factors update and supplement, and should be read together with, the risk factors previously provided under “Risk Factors” in Part I, Item 3.D. in the Company’s Annual Report on Form 20-F for the year ended June 30, 2019:

Our results of operations may be negatively impacted by the coronavirus disease (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus disease (COVID-19) was reported in China. Since then, COVID-19 has spread globally. The spread of COVID-19 from China to other countries has resulted in the World Health Organization (WHO) characterizing the outbreak of COVID-19 a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. The ongoing COVID-19 outbreak has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown non-essential businesses that cannot be conducted remotely. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, it has resulted in significant disruption of global financial markets, which may reduce our ability to access capital and which could negatively affect our liquidity in the future. In addition, a recession or further market correction resulting from the spread of COVID-19 could materially affect our business and the value of our shares. This financial uncertainty may also negatively impact pricing for our services or cause our clients to reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue, profitability and cash flows. The increased uncertainty and disruption to global markets may also negatively impact our growth opportunities whether organically or through acquisitions.
While it is not possible at this time to estimate the impact that the COVID-19 pandemic could have on worldwide economic activity and our business in particular, the continued spread of COVID-19 and the measures, and the market participant’s perception and responses to the measures, taken by governments, businesses and other organizations in response to COVID-19 could materially and adversely impact our business, results of operations and financial condition.
We have taken certain precautions due to the recent outbreak of COVID-19 that could harm our business.
In light of the uncertain and rapidly evolving situation relating to the spread of coronavirus disease (COVID-19), we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, our customers, and the communities in which we participate, which could negatively impact our business. As a company with employees, customers, partners and investors across the globe, we believe in upholding our company value of being good citizens by doing our part to help slow the spread of the virus. To this end, we have enabled all of our employees to work remotely in compliance with relevant government advice, have suspended all non-essential travel worldwide for our employees, are canceling or postponing company-sponsored events, employee attendance at industry events and in-person work-related meetings. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce is not fully remote. Our employees travel frequently to establish and maintain relationships with one another and with our customers, and many of our business processes assume that employees can meet with customers and prospective customers in person. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, temporarily suspending travel and doing business in-person could negatively impact our marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, including decreased productivity, as we adjust to a fully-remote workforce, any of which could harm our business. Though we are taking these precautionary measures as well as preparing our systems for the likelihood of increased cybersecurity threats, there is no guarantee that our precautions will fully protect our employees or enable us to maintain our productivity. The extent to which COVID-19 and our precautionary measures related thereto may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.
Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, and global COVID-19 pandemic could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations or effectively prepare and provide invoices, including as a result of the current global COVID-19 pandemic, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.
Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. While the potential economic impact and the duration of the COVID-19 pandemic may be difficult to assess or predict, it has resulted in significant disruption of global financial markets. This disruption has also led to fluctuations in exchange rates, which may negatively impact our business, notably if the Euro or U.S. dollar strengthen relative to the British Pound. If the U.S. or European economies continue to weaken or slow or there is a global economic slowdown, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. A weak or declining economy could also cause our customers to delay making payments for our services. Additionally, any weakening or failure of banking institutions or banking systems, which could be caused by a weakening or slowdown of the U.S., European or global economies, could adversely impact our business, operating results and financial condition and negatively impact our ability to receive and make payments. Brexit and the resulting economic uncertainty could also adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continued or worsened, they would likely have a negative effect on our business. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. The COVID-19 pandemic may negatively impact businesses we may seek to acquire. Similarly, the measures being taken to counter the COVID-19 pandemic, and volatility in valuations in the financial markets that are resulting from the imposition of such measures, may make it harder for us to find a suitable market opportunities. Furthermore, we may be unable to complete or successfully integrate a business combination if continued concerns relating to COVID-19 continue to restrict travel, limit the ability to have meetings with potential target companies, if the target company’s personnel, vendors and service providers are unavailable to negotiate and consummate a transaction in a timely manner, or if COVID-19 causes a prolonged economic downturn.
We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, acquire new companies, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those acquisitions, services or markets. In addition, the increased uncertainty and disruption resulting from the COVID-19 pandemic may also negatively impact our growth opportunities as clients reduce or postpone their technology spending. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.

Our future growth depends on us successfully recruiting, hiring and training IT professionals, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. We often recruit skilled professionals by having them visit our offices. Consequently, the ongoing travel restrictions or disruptions resulting from the COVID-19 pandemic that prevent us from meeting with professional prospects may adversely impact our ability to recruit such professional prospects. Further, effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. As our company grows, and we are required to add more employees and infrastructure to support our growth, we may find it increasingly difficult to maintain our corporate culture. If we fail to maintain a culture that fosters career development, innovation, creativity and teamwork, we could experience difficulty in hiring and retaining IT professionals. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.
We are focused on growing our client base in North America and Europe and may not be successful.
We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2019, 2018 and 2017, 27.5%, 21.0% and 16.1793% of our revenue, respectively, came from clients in North America, and 27.5%, 33.7% and 33.6% of our revenue, respectively, came from clients in Europe. From fiscal year 2018 to fiscal year 2019, our revenue from clients in North America and Europe increased by 73.8% and 7.8%, respectively, and from fiscal year 2017 to fiscal year 2018, our revenue from clients in North America and Europe increased by 75.8% and 37.3%, respectively. We have made significant investments to expand in North America, including our acquisition of Velocity Partners in December 2017, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, including our acquisitions of Intuitus Limited in November 2019 and Exozet GmbH in December 2019, which expanded our sales presence in Europe and expanded the services we can provide clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition, overall economic conditions, including the impact of the COVID-19 pandemic. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.
Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.
Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of projects in which we are engaged

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;

•	the accuracy of estimates on the resources, time and fees required to complete projects and costs incurred in the performance of each project;

•	inability to retain employees or maintain employee utilization levels;

•	changes in pricing in response to client demand and competitive pressures;

•	the business decisions of our clients regarding the use of our services or spending on technology;

•	the ability to further grow sales of services from existing clients;

•	seasonal trends and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	our ability to estimate costs under fixed price or managed service contracts;

•	employee wage levels and increases in compensation costs;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	our ability to manage risk through our contracts;

•	the continuing financial stability of our clients;

•	changes in our effective tax rate;

•	fluctuations in currency exchange rates;

•	general economic conditions; and

•	the impact of public health pandemic, such as COVID-19.
As a result of these factors, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.
Our business is subject to the risks of geo-political actions, including natural disasters, war and terrorism and public health epidemics.
A significant natural disaster, such as an earthquake, fire or a flood, a catastrophic event, such as a significant power outage, or a public health pandemic, such as COVID-19, could have a material adverse impact on our business, operating results and financial condition. In the event we are hindered by any of the events discussed above, our ability to provide our services to clients could be delayed. Additionally, a natural disaster, catastrophic event or public health epidemic could cause us or our customers to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our customers, which could impact our customers’ purchasing decisions and reduce demand for our products and services.
In addition, our facilities are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct could result in lengthy interruptions in provision of our services and failure to comply with our obligations to our clients. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.
All of the aforementioned risks may be exacerbated if our disaster recovery plan proves to be inadequate. To the extent that any of the above results in delayed or reduced sales or increases our cost of sales, our business, financial condition and results of operations could be adversely affected.
The United Kingdom’s withdrawal from the European Union (EU) may have a negative effect on global economic conditions, financial markets and our business.
Following the result of a referendum in 2016, the U.K. left the EU on January 31, 2020 (commonly referred to as Brexit). Pursuant to the formal withdrawal arrangements agreed between the U.K. and the EU, the U.K. will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply in the U.K. During the Transition Period, negotiations between the U.K. and the EU are expected to continue in relation to the future customs and trading relationship between the U.K. and the EU following the expiry of the Transition Period. Due to the current COVID-19 global pandemic, negotiations between the U.K. and the EU scheduled for March 2020 are either being postponed or occurring in a reduced forum via video conference, and there is an increased likelihood that the Transition Period may need to be extended beyond December 31, 2020 (although it remains the position of the U.K. government that it will not be extended).
Our principal executive offices are located in the United Kingdom. The lack of clarity over which EU laws and regulations will continue to be implemented in the U.K. after the expiry of the Transition Period (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws) may negatively impact foreign direct investment in the U.K., increase costs, depress economic activity and restrict access to capital.

The uncertainty concerning the U.K’s legal, political and economic relationship with the EU after the expiry of the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) after the Transition Period. For example, depending on the terms of the U.K’s withdrawal from the EU after the Transition Period, the U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult.
These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, they could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments, or the perception that any of them could occur, may also have a significant effect on our ability to attract and retain employees, including IT professionals and other employees who are important for our business.
If the U.K. and the EU are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the U.K. and other EU Member States or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the EU and, in particular, any arrangements for the U.K. to retain access to EU markets after the Transition Period.
Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers. Our U.K. operations service customers in the U.K. as well as in other countries in the EU and European Economic Area, or EEA, and these operations could be disrupted by Brexit, particularly if there is a change in the U.K’s long-term relationship to the single market. Additionally, there could be new restrictions on travel and immigration that result from Brexit following the Transition Period that could impair the ability of our employees to travel as necessary in connection with their duties to us or obtain required immigration authorizations to work for us. The occurrence of any such event could subject us to additional costs and impair our ability to complete projects for our clients, which could adversely affect our business, operating results and financial condition.
Our share price may be volatile or may decline regardless of our operating performance.
The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate. The trading price of our ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our services;

•	changes in our projected operating and actual financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of our ADSs or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our ADSs;

•	changes in the anticipated future size and growth rate of our market;

•	natural disasters, pandemics, including the ongoing COVID-19 pandemic, acts of terrorism and other events beyond our control; and

•	general economic, regulatory, political and market conditions.
Stock markets frequently experience price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our ADSs. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.